                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 0)

                               PROGENITOR, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075888F1
                                (CUSIP Number)

                           George A. Vandeman, Esq,
                            Senior Vice President,
                         General Counsel and Secretary
                                  Amgen Inc.
                                 Amgen Center
                            1840 DeHavilland Drive
                         Thousand Oaks, CA 91320-1789
                                (805) 447-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 12, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 00075888F1                                       PAGE 2 OF 5 PAGES

------------------------------------------------------------------------------
      NAME OF PERSON
 1       AMGEN INC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF              1,023,256
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY               N/A
       EACH        -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                1,023,256
       WITH        ---------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                            N/A
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       1,023,256
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [_]
     EXCLUDES CERTAIN SHARES*
       N/A
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.7
------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON *
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D (the "Schedule 13D") is being filed by Amgen Inc., a Delaware corporation, to report Amgen Inc.'s acquisition of One Million Twenty-three Thousand Two Hundred Fifty-six (1,023,256) shares (the "Shares") of the common stock, $.001 par value per share (the "Common Stock") of Progenitor, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1507 Chambers Road, Columbus, Ohio 43212.


ITEM 2.  IDENTITY AND BACKGROUND.

       (a)-(c). This statement is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based upon advances in cellular and molecular biology. Its principal business and principal offices are located at Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789.

       For information with respect to the identity and background of each executive officer and director of the Reporting Person, see Schedule I attached hereto.

       (d)-(e). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, none of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The source of the $5,500,186.05 used for the Reporting Person's purchase (as described in Item 5(c) below) of 1,023,256 shares of Common Stock was comprised of $4,500,186.05 from the working capital of the Reporting Person and a $1,000,000 Non-negotiable Promissory Note dated as of August 12, 1997 by and between the Reporting Person and the Issuer (the "Promissory Note") payable in two equal payments on December 31, 1997 and December 31, 1998, respectively, from the working capital of the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person acquired the 1,023,256 shares of Common Stock for investment purposes.

       As a result of a December 31, 1996 Stock Purchase Agreement by and between the Reporting Person and the Issuer, further described in Item 6 below, the Reporting Person is subject to a number of so-called "standstill" restrictions (the "Standstill Restrictions"). One Standstill Restriction generally prohibits the Reporting Person from acquiring an amount equal to or more than 10% of the then total voting power of the Issuer (calculated in accordance with Rule 13d-3 under the Exchange Act). Other Standstill Restrictions generally prohibit the Reporting Person from making acquisition proposals to the Issuer and engaging in the solicitation of proxies. SEE Item 6, below, for additional information with respect to the Standstill Restrictions. ALSO SEE Item 6, below, for a discussion of certain (i) restrictions on sale of any Common Stock held by the Reporting Person, including the Shares, (ii) registration rights with respect to the Common Stock beneficially owned by the Reporting Person, and (iii) a right of first purchase of the Common Stock beneficially owned by the Reporting Person.

       Subject to the Standstill Restrictions, sales restrictions or the right of first purchase and depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional shares of Common Stock or dispose of some or all of its shares of Common Stock from time to time in open market transactions, private transactions or otherwise.

       Except as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

       (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (5) any material change in the present capitalization or dividend policy of the Issuer;

       (6) any other material change in the Issuer's business or corporate structure;

       (7) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (10) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) As of the close of business on August 12, 1997, the Reporting Person beneficially owned 1,023,256 shares of Common Stock. The Shares of Common Stock constitute approximately 7.7% of the total number of shares of Common Stock outstanding as of August 12, 1997.

   (b) The Reporting Person has the sole power to vote or to direct the vote with respect to, and the sole power to dispose or to direct the disposition of, the Shares beneficially owned by the Reporting Person

   (c) On August 12, 1997, the Reporting Person acquired from the Issuer in a private transaction 1,023,256 shares of Common Stock, for a total purchase price of $5,500,186.05.

   (d) Not applicable.

   (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Pursuant to a Stock Purchase Agreement dated as of December 31, 1996, by and between the Issuer and the Reporting Person (the "Purchase Agreement"), the Reporting Person acquired from the Issuer concurrent with the closing of the Issuer's Initial Public Offering on August 12, 1997, 1,023,256 shares of Common Stock, for a total purchase price of $5,500,186.05.

       Section 8 of the Purchase Agreement also contains the Standstill Restrictions referred to in Item 4. The Reporting Person has agreed, among other things, for a period of 3 years or the time at which the Reporting Person cease to hold more than 2 1/2% of the voting securities of the Issuer or when a third party gains significant control of the Issuer, whichever is earlier, (i) not to purchase any shares of the capital stock of the Issuer if its ownership position in the Issuer would be equal to or greater than 10% of the then total voting power of the Issuer (calculated in accordance with Rule 13d-3 under the Exchange Act), (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposals. There are certain limited circumstances in which the Standstill Restrictions would not apply.

       The Reporting Person also has agreed that for a period of 180 days after the Issuer's Initial Public Offering, which closed as of August 12, 1997, it would not sell the Shares.

       The Issuer has also granted the Reporting Person customary demand and piggyback registration rights under Section 5 of the Purchase Agreement with respect to the Shares. Pursuant to a letter of agreement regarding stock transfer restrictions entered into by and between the Issuer and the Reporting Person as of August 6, 1997 (the "Letter Agreement") which modifies the Purchase Agreement, the Reporting Person may request a demand registration in advance of that date that is six (6) months after the Issuer's Initial Public Offering (the "Six Month Anniversary"). Pursuant to Section 1.1 of the Letter Agreement, upon receipt of such notice, the Issuer is required to use its reasonable efforts to file a registration statement with the Securities and Exchange Commission at least forty-five (45) days prior to the Six Month Anniversary date and to cause such registration statement to become effective on or prior to the Six Month Anniversary date.

       Section 4.1 of the Purchase Agreement also provides the Issuer with a right of first purchase with respect to the Shares which the Reporting Person proposes to sell pursuant to the registration rights set forth in Section 5 of the Purchase Agreement.

       The above description of the Purchase Agreement and the Letter Agreement, as well as the description of the Purchase Agreement set forth in Item 4 and the Promissory Note set forth in Item 3, are summaries only and do not purport to be complete descriptions of the terms of such Purchase Agreement, such Letter Agreement and such Promissory Note. These summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Purchase Agreement and the Promissory Note, which are filed as exhibits to this
Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7.1 Stock Purchase Agreement, dated as of December 31, 1996, by and between the Issuer and the Reporting Person. (Incorporated by reference herein from the Form S-1 filed with the Securities and Exchange Commission by the Issuer on July 29, 1997.)

7.2 Non-negotiable Promissory Note, dated as of August 12, 1997, by and between the Issuer and the Reporting Person.

7.3 Agreement Regarding Stock Transfer Restrictions, dated as of August 6, 1997, by and between the Issuer and the Reporting Person.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AMGEN INC.

/s/ George A. Vandeman
_______________________________
Name:  George A. Vandeman
Title: Senior Vice President, General
       Counsel and Secretary


Dated:  August 22, 1997

                                 EXHIBIT INDEX
                                 -------------



Exhibit Number                   Description
--------------                   -----------

  7.1 Stock Purchase Agreement dated as of December 31, 1996, by and between Amgen Inc. and Progenitor, Inc. (Incorporated by reference herein from the Form S-1 filed with the Securities and Exchange Commission by Progenitor, Inc. on July 29, 1997.)

  7.2 Non-negotiable Promissory Note, dated as of August 12, 1997, by and between Amgen Inc. and Progenitor, Inc.

  7.3 Agreement Regarding Stock Transfer Restrictions, dated as of August 6, 1997, by and between Progenitor, Inc. and Amgen Inc.

                                   SCHEDULE I

                                   AMGEN INC.
                        EXECUTIVE OFFICERS AND DIRECTORS

                               EXECUTIVE OFFICERS

Name                    Present Business Address                Present Principal Occupation
----                    ------------------------                ----------------------------
N. Kirby Alton          Amgen Inc.                              Senior Vice President, Development
                        Amgen Center
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Robert S. Attiyeh       Amgen Inc.                              Senior Vice President, Finance and
                        Amgen Center                            Corporate Development
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Stan Benson             Amgen Inc.                              Senior Vice President, Sales
                        Amgen Center                            and Marketing
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Gordon M. Binder        Amgen Inc.                              Chairman of the Board and
                        Amgen Center                            Chief Executive Officer
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Dennis M. Fenton        Amgen Inc.                              Senior Vice President, Operations
                        Amgen Center
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Daryl D. Hill           Amgen Inc.                              Senior Vice President, Quality
                        Amgen Center                            and Compliance
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Kevin W. Sharer         Amgen Inc.                              President and Chief Operating Officer
                        Amgen Center
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

Lawrence M. Souza       Amgen Inc.                              Senior Vice President, Research
                        Amgen Center
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

George A. Vandeman      Amgen Inc.                              Senior Vice President, General
                        Amgen Center                            Counsel and Secretary
                        1840 DeHavilland Drive
                        Thousand Oaks, CA  91320-1789

                               EMPLOYEE DIRECTORS
                               ------------------

Name                          Present Business Address                Present Principal Occupation
----                          ------------------------                ----------------------------
Gordon M. Binder              Amgen Inc.                              Chairman of the Board and
                              Amgen Center                            Chief Executive Officer, Amgen
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Kevin W. Sharer               Amgen Inc.                              President and Chief Operating Officer,
                              Amgen Center                            Amgen
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

                            NON EMPLOYEE DIRECTORS
                            ----------------------

Name                          Present Business Address                Present Principal Occupation
----                          ------------------------                ----------------------------
William K. Bowes, Jr.         U.S. Venture Partners                   General Partner, U.S. Venture Partners
                              2180 Sand Hill Road, Suite 300
                              Menlo Park, CA  94025

Franklin P. Johnson, Jr.      Asset Management Partners               General Partner, Asset Management
                              2275 East Bayshore Road, Suite 150      Partners
                              Palo Alto, CA  94303

Steven Lazarus                ARCH Venture Partners, L.P.             Managing Director, ARCH Venture Partners, L.P.
                              O'Hare Plaza
                              8735 West Higgins Road, Suite 235
                              Chicago, IL  60631

Edward J. Ledder              Medicine Bow River Ranch                Retired Chairman of the Board and
                              P. O. Box 410                           Chief Executive Officer, Abbott
                              Medicine Bow, WY  82329                 Laboratories

Gilbert S. Omenn              University of Washington                Dean, School of Public Health and
                              Dean's Office, School of Public         Community Medicine, University of
                              Health & Community Medicine             Washington
                              Box 357230
                              Seattle, WA  98195

Judith C. Pelham              Mercy Health Services                   President and Chief Executive Officer,
                              34605 Twelve Mile Road                  Mercy Health Services
                              Farmington Hills, MI  48331-3221